FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2011

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry Nº 42

Santiago, July 29, 2011

Mr.
Fernando Coloma Correa
Superintendant
Superintendency of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes , a company registered in the Securities Registry with N° 42, Chilean Tax Identification N° 93.458.000-1, and as duly empowered to provide this information, hereby informs the Superintendency the following material information regarding the Company and its business pursuant to article 9° and second paragraph  of article 10°, both contained in Law Nº18.045, and in the Regulation of General Application (Norma de Carácter General) Nº 30, issued by such Superintendency:

According to information provided by the Company as a material fact on January 18, 2011, Inversiones Arauco Internacional Limitada—a subsidiary of the Company—and Stora Enso approved a project to build a state of the art pulp mill with a guaranteed annual capacity of 1.3 million tons, a dock and a power plant that generates energy from renewable sources in Punta Pereira, an area located in the Colonia department in Uruguay.

In connection with this project, we hereby announce that, during the Company’s 24th Extraordinary Shareholders Meeting held today, the Company’s shareholders  approved the granting of a limited several but not joint guarantee

(fianza no solidaria y limitada), to secure the obligations that the Uruguayan corporations Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. assume, on the one hand, in respect of certain loans granted by Banco Interamericano de Desarrollo (BID) of up to US$600,000,000 (of which US$200,000,000 would be directly granted by BID and the rest by BNP Paribas, DnB Nor, Nordea, Santander or other financial institutions to which BID will syndicate the loan) and, on the other hand, in respect of a credit agreement that is being negotiated with Finnvera, a Finnish financial institution for export credit (Export Credit Agency, or ECA), of up to US$900,000,000 to be granted by BNP Paribas, DnB Nor, Nordea and Santander, which agreement may later be assigned to Finnish Export Credit Limited, all of the above, in order to finance a portion of the construction of the pulp mill mentioned before..

The total amount to be granted pursuant to the abovementioned loans will not exceed US$1,354,000,000, and the abovementioned guarantee to be granted by Celulosa Arauco y Constitución S.A. will severally but not jointly guarantee an amount equal to 50% of such loans.

Best regards,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Executive Vice President

c.c.
- Bolsa de Comercio de Santiago. La Bolsa Nº 64, Santiago
- Bolsa Electrónica de Chile. Huérfanos 770, piso 14, Santiago
- Bolsa de Valores de Valparaíso. Casilla 218-V, Valparaíso
- Representante de Tenedores de Bonos (Banco Santander). Bandera 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: August 18, 2011	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel Title: Executive Vice President